Mercury Technologies, Inc.

Consolidated Financial Statements

December 31, 2020 and 2019

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

MERCURY TECHNOLOGIES, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Mercury Technologies, Inc.
San Francisco, California

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Mercury Technologies, Inc. and subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury Technologies, Inc. and subsidiaries as of December 31, 2020 and 2019, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Keiter

September 1, 2021
Glen Allen, Virginia

MERCURY TECHNOLOGIES, INC.

Consolidated Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 27,877,909	$ 19,241,054
Accounts receivable	468,617	704
Prepaid expenses	89,514	6,197
Total current assets	28,436,040	19,247,955
Property and equipment - net	190,342	154,408
Domain name and website	1,800,000	1,800,000
Deposits and other assets	457,740	556,527
Total assets	$ 30,884,122	$ 21,758,890
Liabilities and Stockholders' Equity		
Current liabilities:		
Convertible notes	$ 17,000,000	$ -
Accounts payable	17,924	10,391
Accrued expenses	420,424	81,279
Licensing fee payable - current	400,000	200,000
Total current liabilities	17,838,348	291,670
Long-term liabilities:		
Licensing fee payable - net of current portion	1,000,000	1,400,000
Total liabilities	18,838,348	1,691,670
Stockholders' equity:		
Common stock; $0.0001 par value;18,700,000 shares authorized; 7,420,405 shares issued and outstanding as of December 31, 2020 and 6,885,000 shares issued and outstanding as of December 31, 2019	742	689
Preferred stock; $0.0001 par value; 7,835,555 shares authorized; 7,835,468 shares issued and outstanding as of December 31, 2020 and 2019	784	784
Additional paid-in capital	26,730,989	26,044,303
Accumulated deficit	(14,686,741)	(5,978,556)
Total stockholders' equity	12,045,774	20,067,220
Total liabilities and stockholders' equity	$ 30,884,122	$ 21,758,890

See accompanying notes to consolidated financial statements.

MERCURY TECHNOLOGIES, INC.

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 2,713,633	$ 473,123
Cost of revenue	1,149,081	105,167
Gross profit	1,564,552	367,956
Operating expenses	10,430,037	4,154,971
Operating loss	(8,865,485)	(3,787,015)
Other income (expense):		
Interest income	69,630	110,911
Interest expense	(100,603)	(17,270)
Other income	188,273	31,131
Total other income, net	157,300	124,772
Net loss	$ (8,708,185)	$ (3,662,243)

See accompanying notes to consolidated financial statements.

MERCURY TECHNOLOGIES, INC.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2020 and 2019

		Preferred Stock												
	Common Stock	Series Founders	Series Seed	Series Seed-1	Series Seed-2	Series Seed-A1	Series Seed-A2	Series Seed-A3	Series Seed-A4	Series Seed-A5	SAFE - Future Equity Obligation	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2019	$ -	$ -	$ 261	$ 15	$ 2	$ -	$ -	$ -	$ -	$ -	$ 1,145,000	$ 4,887,255	$ (2,316,313)	$ 3,716,220
Issuance of common stock	689	-	-	-	-	-	-	-	-	-	-	-	-	689
Issuance of SAFEs	-	-	-	-	-	-	-	-	-	-	95,000	-	-	95,000
Conversion of SAFEs into preferred stock	-	-	-	-	-	-	2	7	4	35	(1,240,000)	1,239,952	-	-
Issuance of preferred stock	-	105	-	-	-	353	-	-	-	-	-	19,944,096	-	19,944,554
Syndication costs	-	-	-	-	-	-	-	-	-	-	-	(27,000)	-	(27,000)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,662,243)	(3,662,243)
Balance, December 31, 2019	689	105	261	15	2	353	2	7	4	35	-	26,044,303	(5,978,556)	20,067,220
Issuance of common stock	53	-	-	-	-	-	-	-	-	-	-	553,816	-	553,869
Syndication costs	-	-	-	-	-	-	-	-	-	-	-	(17,259)	-	(17,259)
Stock compensation	-	-	-	-	-	-	-	-	-	-	-	150,129	-	150,129
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(8,708,185)	(8,708,185)
Balance, December 31, 2020	$ 742	$ 105	$ 261	$ 15	$ 2	$ 353	$ 2	$ 7	$ 4	$ 35	$ -	$ 26,730,989	$(14,686,741)	$ 12,045,774

See accompanying notes to consolidated financial statements.

MERCURY TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (8,708,185)	$ (3,662,243)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	33,690	11,997
Stock compensation	150,129	-
Change in operating assets and liabilities:		
Accounts receivable	(467,913)	(704)
Prepaid expenses	(83,317)	(2,166)
Deposits and other assets	98,466	(544,986)
Accounts payable	7,533	(2,172)
Accrued expenses	339,145	45,189
Net cash used in operating activities	(8,630,452)	(4,155,085)
Cash flows used in investing activities:		
Purchases of property and equipment	(69,303)	(148,224)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	17,000,000	-
Payments on licensing fee payable	(200,000)	(200,000)
Proceeds from issuance of SAFEs	-	95,000
Payments for syndication costs	(17,259)	(27,000)
Proceeds from issuance of common stock	553,869	689
Proceeds from issuance of preferred stock	-	19,944,554
Net cash provided by financing activities	17,336,610	19,813,243
Net change in cash	8,636,855	15,509,934
Cash, beginning of year	19,241,054	3,731,120
Cash, end of year	$ 27,877,909	$ 19,241,054
Supplemental disclosure of cash flow information:		
Interest paid	$ 100,603	$ 17,270
Supplemental disclosure of non-cash financing transactions:		
SAFEs converted to preferred stock	$ -	$ 1,240,000
Domain name purchased through payable	$ 1,800,000	$ -

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Mercury Technologies, Inc. (was incorporated on August 18, 2017 in the State of Delaware and is headquartered in San Francisco, California. The Company provides banking and treasury solutions for startup companies.

Management's Plans: The Company's plan for 2021 is to raise additional funds through equity that will support revenue growth and profitability of its operations. These objectives will be attained by a focused and strategic sales and marketing plan as well as continuing to develop and advance its technologies through the addition of new features to differentiate its services from those of competitors and maintain its competitive advantage. The Company believes that by raising capital, it will enable it to effectively execute these goals quickly and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Mercury Technologies, Inc. and its wholly-owned subsidiaries, Mercury Labs, Inc. and Mercury Advisory, LLC (collectively, the "Company"). Mercury Advisory, LLC had no operations during 2020 and 2019. All intercompany transactions have been eliminated in the consolidated financial statements.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable consist of transactions entered into in the ordinary course of business with customers primarily in the United States and is monitored on a regular basis.

As of and for the year ended December 31, 2020 and 2019, one customer accounted for 100% of accounts receivable and revenue.

Accounts Receivable: Accounts receivable is stated at the contract amount. The Company continually reviews their customer account balances for collectability. Management monitors outstanding receivable balances and provides an allowance for any amounts determined to be uncollectible. An allowance for doubtful accounts was not deemed necessary at December 31, 2020 and 2019.

1. Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Capitalization of Domain Name and Website Development Costs: The Company accounts for costs incurred associated with the development of their website in accordance with FASB guidance, ASC 350-50, Website Development Costs. Certain costs associated with the development of a website application and infrastructure may be capitalized as incurred. The Company capitalized $1,800,000 related to the purchase of the Company's domain name. The Company considers this to be an indefinite lived intangible asset and assess the need for impairment on an annual basis to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. No impairment was recorded during 2020 or 2019.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising and promotional costs was $580,103 for 2020 and $528,865 for 2019.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard during 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year stockholders' equity or revenue for 2020 and 2019.

The Company has one primary source of revenue that is earned each time a customer uses their bank card for a transaction. These contracts consist of a single performance obligation and the Company's revenue is recognized at the time of the transaction. Transaction related revenue totaled $2,563,566 for 2020 and $132,470 for 2019.

The Company also earns rebates based on certain metrics tied to customer daily account balances with third party financial institutions. These rebates are accrued for monthly over the period earned. Rebates totaled $150,067 for 2020 and $340,653 for 2019.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 30 days.

1. Summary of Significant Accounting Policies, Continued:

Income Taxes: Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

2. Property and Equipment:

Property and equipment consisted of the following at December 31:

	2020	2019
Computer equipment	$ 107,842	$ 63,958
Furniture and fixtures	107,546	88,127
Leasehold improvements	24,600	18,600
	239,988	170,685
Less - accumulated depreciation	49,646	16,277
	$ 190,342	$ 154,408

Depreciation expense was $33,369 for 2020 and $11,676 for 2019.

3. Convertible Notes:

The Company issued various convertible notes with a total principal amount of $17,000,000. The notes bear interest at 2% per annum and have beneficial conversion features upon which the principal will convert at the lesser of 80% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. All unpaid principal and accrued interest is due upon maturity in September 2021 or would convert upon an equity financing or change in control event. The Company had $17,000,000 of convertible notes outstanding at December 31, 2020.

4. Licensing Fee Payable:

During October 2019, the Company entered into an agreement with a third for the acquisition of the Company's domain name, www.mercury.com for $1,800,000. The agreement bears no stated interest rate and requires annual repayments of $200,000 to $500,000 through November 2023. The outstanding balance was $1,400,000 and $1,600,000 at December 31, 2020 and 2019, respectively.

5. Stockholders' Equity:

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 26,535,555 shares of stock, consisting of 18,700,000 shares of common stock, $0.0001 par value per share, 1,215,000 shares of Founders Preferred Stock, $0.0001 par value per share, and 6,620,555 shares of preferred stock, $0.0001 par value per share. Authorized preferred stock was divided into various classes, designated as Series A-1 (3,360,451 shares), Series A-2 (23,333 shares), Series A-3 (72,458 shares), Series A-4 (40,499 shares), Series A-5 (345,593 shares), Series Seed (2,612,442 shares), Series Seed-1 (145,740 shares), and Series Seed-2 (20,039 shares) at December 31, 2020 and 2019.

The Company has issued and outstanding 7,420,405 and 6,885,000 shares of common stock at December 31, 2020 and 2019, respectively. The Company has issued and outstanding 7,835,468 shares of preferred stock at December 31, 2020 and 2019. The holder of each share of stock is entitled to one vote. Holders of each series of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

During 2019, the Company issued $95,000 in Simple Agreements for Future Equity ("SAFE") bringing the total outstanding SAFE balance to $1,240,000. The Company then converted the total outstanding balance into 481,883 shares of Series Seed-A preferred stock in July 2019.

5. Stockholders' Equity, Continued:

The following table details the issued and outstanding shares at December 31:

	2020	2019
Common Stock:		
Class A	7,420,405	6,885,000
Preferred Stock:		
Founders Series	1,046,979	1,046,979
Series Seed	2,612,442	2,612,442
Series Seed-1	145,740	145,740
Series Seed-2	20,039	20,039
Series Seed-A-1	3,528,385	3,528,385
Series Seed-A-2	23,333	23,333
Series Seed-A-3	72,458	72,458
Series Seed-A-4	40,499	40,499
Series Seed-A-5	345,593	345,593

6. Stock Option Plan:

The Company has granted options to certain employees and non-employees pursuant to the terms of its 2017 Stock Plan. Under this plan, the maximum number of shares available to be granted are 2,081,715 shares of common stock. Options vest over various terms ranging from vesting immediately to ratably over a six year vesting term with some options containing a cliff vesting clause. The term of the Stock Plan is ten years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The Company uses the Black-Scholes pricing model to value options.

6. Stock Option Plan, Continued:

A summary of the Company's stock options outstanding at December 31, 2020 and 2019 and changes during the years then ended, is presented below:

	Exercise price per share		
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2019	383,940	$ 0.36	$ 0.36
Granted	108,783	$ 0.48	$ 0.48
Outstanding, December 31, 2019	492,723	$0.36 - $0.48	$ 0.39
Granted	607,627	$ 1.64	$ 1.64
Excercised	(535,405)	$0.36 - $1.64	$ 0.95
Forfeited	(8,401)	$ 1.64	$ 1.64
Outstanding, December 31, 2020	556,544	$0.36 - $1.64	$ 1.19

As of December 31, 2020 and 2019, there were 1,525,171 and 1,588,992 shares, respectively, available for future issuance.

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020:

	Options Outstanding at December 31, 2020			Options Exercisable at December 31, 2020	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.36	118,385	7.09		198,018	
$ 0.48	84,789	8.39		31,551	
$ 1.64	353,370	9.37		233,244	
Total	556,544		$ 1.19	462,813	$ 1.01

6. Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2019:

	Options Outstanding at December 31, 2019			Options Exercisable at December 31, 2019	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.36	383,940	8.09		129,762	
$ 0.48	108,783	9.39		-	
Total	492,723		$ 0.39	129,762	$ 0.36

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2020 and 2019 are as provided below:

	2020	2019
Stock price	$1.96 - $1.64	$1.64
Expected life of options (in years)	3	3
Exercise price	$1.64	$0.48
Expected stock price volatility	41% - 43%	43%
Discount rate - bond equivalent yield	0.18% - 0.35%	2.17%

The Company recognized stock compensation expense of $150,129 during 2020. No stock compensation expense was recognized during 2019. Unrecognized compensation expense totaling $296,704 is expected to be recognized ratably through 2026.

7. Lease:

The Company leases its office space through a non-cancelable operating lease agreement. The Company leased an office on a month-to-month basis before signing a lease at a new office with a three year term in August 2019. The lease calls for monthly rent payments as well as various common area maintenance charges. The lease calls for rent escalations over the lease term. Management has determined the effects of recording straight-line rent to be immaterial to the consolidated financial statements. Rent expense was $345,444 for 2020 and $155,615 for 2019. The future minimum lease payments are as follows: $368,440 – 2021 and $256,758 – 2022.

8. Retirement Plan:

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to 4% of employee contributions. The Company's expenses under this plan were $213,125 for 2020 and $78,251 for 2019.

9. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $14,000,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

10. Subsequent Events:

Management has evaluated subsequent events through September 1, 2021, the date the consolidated financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying consolidated financial statements other than disclosed below.

During 2021, the Company raised $154,434,789 through the issuance of 2,010,265 shares of Series B Preferred stock. The Company also issued 1,455,876 shares of Series B-1 Preferred stock through the conversion of its convertible notes.